Simpson Thacher & Bartlett llp

900 g street, nw washington, d.c. 20001 ________________
telephone: +1-202-636-5500 facsimile: +1-202-636-5502

Direct Dial Number +1-202-636-5915	E-mail Address nathan.briggs@stblaw.com

June 14, 2023

Trace W. Rakestraw

U.S. Securities and Exchange Commission

Chief Counsel’s Office

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Re: Application of Golub Capital Private Credit Fund and GC Advisors LLC; (File No. 812-15453)

Dear Mr. Rakestraw:

On April 7, 2023, Golub Capital Private Credit Fund and GC Advisors LLC filed an application for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the SEC take no further action with respect thereto.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (202) 636-5915 or nathan.briggs@stblaw.com.

Very truly yours,

/s/ Nathan Briggs
Nathan Briggs

CC:          Daniel Colaizzi, Esq.

Joshua M. Levinson, Esq.

Rajib Chanda, Esq.